Robot Consulting Co., Ltd.

March 26, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Littlepage
Mariam Mansaray
Mitchell Austin

Re:	Robot Consulting Co., Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed March 19, 2025
File No. 333-284875

Ladies and Gentlemen:

This letter is in response to the letter dated March 25, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Robot Consulting Co., Ltd. (the “Company,” “we,” “us,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 2 to Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Management, page 66

1. We note your disclosure on pages 68 and 69 where you state that your board consists of eight directors. However, in your management section on page 66 you only identify six directors. Please revise to reconcile this discrepancy or advise. Additionally, the signature section on page II-5 provides the signature of four directors. Instruction 1 to Signatures of Form F-1 requires a registration statement be signed by at least a majority of the board of directors or persons performing similar functions. Ensure at least a majority of the board of directors signs the registration statement.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 68 and 69 of the Amended Registration Statement to clarify that the Company’s board of directors consists of six directors. We also confirm that at least a majority of the board of directors has signed the registration statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Amit Takur
Name:	Amit Takur
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC